November 22, 2006

Room 4561

Mr. Joseph W. McGrath
President and Chief Executive Officer
Unisys Corporation
Unisys Way
Blue Bell, PA 19424

> **Re:** **Unisys Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 001-08729**

Dear Mr. McGrath:

We have completed our review of your Form 10-K for the year ended December 31, 2005 and have no further comments at this time.

Very truly yours,

Brad Skinner
Accounting Branch Chief